FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
CURRENT REPORT

Date of Report: March 10, 2017

Dragon Jade International Limited
(Exact name of registrant as specified in its charter)

Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: 011-852-3588 - 1780

BVI	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule.)

ISSUANCE OF SHARES OF COMMON STOCK AND PRIVATE PLACEMENT TRANSACTION

On March 6, 2017, Dragon Jade International Limited, a corporation formed pursuant to the laws of the British Virgin Islands (the "Company"), issued 5,000,000 shares of its common stock to 2 persons at a consideration of $3 per share in transactions exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Regulation S promulgated pursuant to the provisions of that act. None of the recipients of those shares is a U.S. Person, as that term is defined by the provisions of Regulation S. Those shares were issued in off-shore transactions. No directed selling efforts were made in the United States by the Company, any distributor, any of their respective affiliates or any person acting on behalf of the foregoing.